Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

Below is the transcript of a video that appeared on Reuters News:

Reuters Insider - Inside Equities: Axis and PartnerRe strategy for $13b deal

Reuters News

Mike Stone

01 June 2015

1:38 PM Eastern Daylight

Click the following link to watch video:

https://insider.thomsonreuters.com/link.html?cn=share&cid=1426482&shareToken=MzpmOWJlNzBjMS05NTRmLTRiY2QtYTFhZi1lMWViOTNkNTgyYmU%3D&playerName=ReutersNews

Source: Thomson Reuters

Transcript

Mike Stone – Reuters News Correspondent [“MS”]

Albert A. Benchimol – President and Chief Executive Officer, AXIS Capital Holdings Limited [“AB”]

Jean-Paul Montupet – Chairman of the Board, PartnerRe Ltd. [“JPM”]

MS:  Back in January, Axis Capital and PartnerRe announced they were going to merge to create a leading specialty insurance and reinsurer. But Italy’s Exor, a holding company which owns a stake in automaker, Chrysler, and other industrial companies is trying to jump the deal by offering to buy PartnerRe for $137.50 per share in all cash.  Axis and PartnerRe still want to merge, and PartnerRe Chairman, Jean-Paul Montupet and Axis Capital CEO, Albert Benchimol are here to tell us why their $131.50 per share offer is better.  Gentlemen, tell me why should shareholders be excited about this merger of equals?

AB:  Thank you, Michael. Shareholders should be excited because we have a unique opportunity to create a 21st century insurer and reinsurer that will have the scale, breadth of products, and service capabilities to gain access to the most attractive business and deliver growth and returns that are higher than those of the industry. We will have three diversifying, leading companies in reinsurance, specialty insurance, and life and accident and health. And with the merger, we expect to generate an incremental 300 basis points plus of ROE, about equally split between expense synergies, capital efficiencies, and incremental growth opportunities. Such that we believe we can deliver ROEs in excess of 12% by 2017.

MS:  Why don't you believe Exor’s $137.50 offer trumps the merger of equals?

JPM: Well, the $137.50 is not really comparable to the merger. It represents just an attempt by Exor to buy PartnerRe on the cheap at a price that doesn't reflect the value of our franchise. Even absent of the merger, and we received an offer at that price, we wouldn't have considered it attractive.

MS:  Can you talk about the impact of the transaction on PartnerRe’s common shareholders and preferred shareholders?

JPM:  Well the PartnerRe common shareholders will end up owning about 50% of the new company. They will receive a special dividend of $11.50 upfront, and they will of course get the opportunity to participate in the very significant value creation that will result from the merger. As far as the preferred shareholders are concerned, we talked to the rating agencies, and we know that the preferred shares will continue to enjoy at least the same rating as they do today, while this may not be the case in the case of Exor because of their much more leveraged structure.

MS:  Do you believe that your shareholders will support the merger of equals? Don't merger arbitragers want more cash in hand versus the merger of equals offer?

JPM:  Well there are long-term shareholders and there are short-term shareholders. It's the duty of the Board and of management to define and execute strategies that create values for all shareholders, and that's what we have been doing and that's what we're doing with this merger. Having said this, there is no class of shareholder that should dictate which way the company should go in the future, but there is no class of shareholder that should be excluded either. And on that matter, I would like to point out that for the shareholders’ vote that will take place in July, we have picked a record date that is such that all shareholders will be represented.

MS:  Including Exor?

JPM:  Including Exor and the ARBs.

MS:  What kind of return on equity do you expect to see from the pro forma company in the future, if the merger of equals is to come to fruition?

AB:  Yes, as I noted, we have set as a target for ourselves by 2017 to achieve at least a 12% ROE, and as I mentioned, that has driven in large part by the merger benefits of approximately 300 basis points plus, about equally shared between expense synergies, capital efficiencies, and new business development opportunities. But that in my mind is just a beginning, if you would, inasmuch as I believe there's still potential for more ROE in later years, as we sustain our momentum of business growth and process efficiency optimization. But just as important as the high ROE, I believe that the volatility of our returns will be much more stable going forward given the broader, more diversified portfolio that we will have. And because of our strategic positioning, we should also have higher growth rates in the industry. So we are looking to deliver to our shareholders higher ROE’s, more stable ROE’s, and better growth and earnings.

MS:  Gentlemen, thank you very much.

AB and JPM:  Thank you.

MS:  I'm Mike Stone, and this is Reuters.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Definitive proxy statement(s) will be mailed to shareholders of PartnerRe and/or AXIS, as applicable. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its

Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

• the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

• the failure to consummate or delay in consummating the proposed transaction for other reasons;

• the timing to consummate the proposed transaction;

• the risk that a condition to closing of the proposed transaction may not be satisfied;

• the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

• AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

• the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

• the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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